UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 8, 2008

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464   54-1387365
(Commission File Number)   (I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 8, 2008, Dollar Tree, Inc. issued a press release regarding its fiscal first quarter 2008 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated May 8, 2008, issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 8, 2008   By: /s/ Kathleen Mallas
                                                Kathleen Mallas
                                                Vice President - Controller

EXHIBITS

Exhibit 99.1 - Press release dated May 8, 2008, issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE REPORTS FIRST-QUARTER SALES OF $1.051 BILLION
COMPARABLE-STORE SALES INCREASE OF 2.1%

CHESAPEAKE, Va. – May 8, 2008 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, reported total sales for its fiscal first quarter of 2008 were $1.051 billion, a 7.8% increase compared to $975.0 million in last year's fiscal first quarter. Comparable-store sales for the quarter increased 2.1%.

"Sales were strong throughout the quarter and exceeded guidance," President and CEO Bob Sasser said. "Dollar Tree is relevant for these challenging times. When customers are pressured by rising prices, they know that we have the things they need and want for just $1, everyday."

 Sales for the quarter were driven by Food, Health and Beauty Care, and Party Supplies. Both traffic and average ticket increased for the quarter.

The Company will provide more detailed information about its first quarter 2008 operating results and provide guidance for the second quarter and the balance of fiscal 2008 during its upcoming earnings conference call scheduled for Wednesday, May 28, 2008, 9:00 a.m. EDT. The telephone number for the call is 888-278-8459. A recorded version of the call will be available until midnight Wednesday, June 4, and may be accessed by dialing 888-203-1112 and the access code is 9874962. International callers may dial 719-457-0820 and the access code is 9874962. A webcast of the call will be accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm.

Dollar Tree operated 3,474 stores in 48 states as of May 3, 2008, compared to a total of 3,280 stores in 48 states a year ago. During the first fiscal quarter of 2008, the Company opened 83 stores, closed 20 stores and expanded or relocated 24 stores. The Company's retail selling square footage totaled approximately 29.1 million at May 3, 2008, a 7.8% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release may contain "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed April 1, 2008. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
                Timothy J. Reid
                757-321-5284
                www.DollarTree.com